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                             January 19, 2024

       Jon Rousseau
       President and Chief Executive Officer
       BrightSpring Health Services, Inc.
       805 N. Whittington Parkway
       Louisville, Kentucky 40222

                                                        Re: BrightSpring Health
Services, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed January 17,
2024
                                                            File No. 333-276348

       Dear Jon Rousseau:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 2, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed January 17, 2024

       Exhibits

   1. We note that the legality opinions filed as Exhibits 5.1 and 5.2 assume that when the
                                                        Board, or a duly
authorized committee of the Board, has taken all necessary corporate action to authorize and
approve the issuance of the respective securities, such securities will be validly issued,
fully paid and nonassessable or will constitute valid and legally binding obligations of
the Company enforceable against the Company in accordance with their terms. Once the
Board has approved the 15.7027 for-one stock split of the
                                                        Company   s common
stock or taken any other requisite corporate action, please file revised opinions that
do not assume appropriate corporate actions have been taken to authorize the issuance
of the respective securities. For guidance, please see Section
                                                        II.B.3.a of Staff Legal
Bulletin No. 19 (CF).
 Jon Rousseau
BrightSpring Health Services, Inc.
January 19, 2024
Page 2

       Please contact Kristin Lochhead at 202-551-3664 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                         Sincerely,

FirstName LastNameJon Rousseau                           Division of
Corporation Finance
                                                         Office of Industrial
Applications and
Comapany NameBrightSpring Health Services, Inc.
                                                         Services
January 19, 2024 Page 2
cc:       Sunny Cheong, Esq.
FirstName LastName